Exhibit 99.1

QUARTERLY REPORT TO SHAREHOLDERS

US GAAP FINANCIAL RESULTS FOR FISCAL 2009 SECOND QUARTER

THE DESCARTES SYSTEMS GROUP INC.

TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations	..................................................................2

Overview	..................................................................4

Consolidated Operations	..................................................................7

Quarterly Operating Results	................................................................12

Liquidity and Capital Resources	................................................................14

Commitments, Contingencies and Guarantees	................................................................16

Outstanding Share Data	................................................................17

Application of Critical Accounting Policies	................................................................18
Change In / Initial Adoption of Accounting Policies	................................................................19
Recent Accounting Pronouncements	................................................................20

Trends / Business Outlook	................................................................20

Certain Factors That May Affect Future Results	................................................................23

Interim Consolidated Financial Statements

Interim Consolidated Balance Sheets	................................................................32

Interim Consolidated Statements of Operations	................................................................33

Interim Consolidated Statements of Cash Flows	................................................................34

Notes to Interim Consolidated Financial Statements	................................................................35

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your,” and similar words.

The MD&A also refers to our fiscal periods. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which will end on January 31, 2009, is referred to as the “current fiscal year,” “fiscal 2009,” “2009” or using similar words. Our previous fiscal year, which ended on January 31, 2008, is referred to as the “previous fiscal year,” “fiscal 2008,” “2008” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2010 refers to the annual period ending January 31, 2010 and the “fourth quarter of 2010” refers to the quarter ending January 31, 2010.

This MD&A is prepared as of September 5, 2008. You should read the MD&A in conjunction with our unaudited interim consolidated financial statements that appear elsewhere in this Quarterly Report to Shareholders for our second quarter of fiscal 2009. You should also read the MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2008 that are included in our most recent annual report to shareholders (the “2008 Annual Report”).

We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. As it relates to our financial condition and results of operations for the interim period ended July 31, 2008, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2008 Annual Report.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in the MD&A and throughout this Quarterly Report to Shareholders, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings; our baseline calibration; our future business plans and business planning process; use of proceeds from previously completed financings or other transactions; future purchase price that may be payable pursuant to completed acquisitions and the sources of funds for such payments; allocation of purchase price for completed acquisitions; the impact of our customs compliance business on our revenues; mix of revenues between services revenues and license revenues; our expectations regarding the cyclical nature of our business, including an expectation that our third quarter will be strongest for shipping volumes and our first quarter will be the weakest; our plans to continue to allow customers to elect to license technology in lieu of subscribing to services; our anticipated potential loss of customers and our ability to replace any corresponding loss of revenue; our ability to keep our operating expenses at a level below our baseline revenues; uses of cash; expenses, including amortization of intangibles; goodwill impairment tests and the possibility of future impairment adjustments; income tax provision and expense; effective tax rates applicable to future fiscal periods; the effect on expenses of a weak US dollar; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; anticipated geographic break-down of business; our reinvestment of earnings of subsidiaries back into such subsidiaries; the sufficiency of capital to meet working capital and capital expenditure requirements; plans to raise capital; anticipated tax benefits; statements regarding increases or decreases to deferred tax assets; the impact of new accounting pronouncements; and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

OVERVIEW

We are a global provider of on-demand, software-as-a-service (SaaS) logistics technology solutions that help our customers make and receive shipments. Using our technology solutions, companies can reduce costs, save time, and enhance the service that they deliver to their own customers. Our technology-based solutions, which consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route planning and wireless dispatch; inventory and asset visibility; rate management; transportation management; and warehouse optimization. Our pricing model provides our customers with flexibility in purchasing our solutions on either a license or an on-demand basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), third party intermediaries (including third-party logistics providers, freight forwarders and customs house brokers) and distribution-sensitive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market

Supply chain management has been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. Companies are looking for integrated, end-to-end solutions that combine business document exchange and mobile resource management applications (MRM) with end-to-end supply chain execution management (SCEM) applications, such as transportation management, routing and scheduling, and inventory visibility.

Logistics-intensive organizations are seeking new ways to differentiate themselves, drive efficiencies to offset escalating operating costs and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes. Additionally, global sourcing, logistics outsourcing and changes in day-to-day requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment gets delayed at the border, a customer changes an order or a breakdown occurs on the road, there are more and more issues that can significantly impact the status of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end customers frequently demanding narrower order-to-fulfillment time frames, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual and fragmented logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly for the majority of organizations. Further, these solutions don’t provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. The rate of adoption of newer logistics technology is evolving, but a disproportionate number of organizations still have manual business processes. This presents an opportunity for logistics technology providers to help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. We have been educating our prospects and customers on the value of connecting to trading partners through our logistics network and automating, as well as standardizing, business processes. Our customers are increasingly looking for a single source, web-based solution provider who can help them manage the end-to-end shipment process – from the booking of the move of a shipment, to the tracking of that shipment as it moves and, finally, the settlement and audit of the invoice relating to that move. With that in mind, in August 2007 we acquired Global Freight Exchange Limited (“GF-X”), an electronic exchange that enables air carriers and air freight forwarders to automate the booking process. When combined as a service available over our Global Logistics

Network™ (GLN), we now offer our customers a comprehensive solution to manage the entire air cargo shipment process.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies who move freight by air, ocean or truck to automate their processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers to expedite cross-border shipments. In 2008 we acquired certain assets of Ocean Tariff Bureau, Inc. (“OTB”) and Pacific Coast Tariff Bureau, Inc. (“PCTB”) to strengthen our Global Logistics Network regulatory filing solutions for the ocean industry.

More information is becoming available relating to the movement of goods through the supply chain and, with the proliferation of wireless technologies, that information is becoming available in real-time. We are helping our customers take advantage of this trend by offering technology solutions that leverage this new information and the mechanisms by which it is delivered. Our acquisitions of RouteView Technologies, Inc. (“RouteView”) in December 2007, and the Mobitrac fleet management business (“Mobitrac”) from Fluensee, Inc. in January 2008, broadened our ability to collect and process this real-time information to help our customers make delivery decisions in an on-demand model.

Solutions

Our solutions are offered to two identified customer groups: transportation providers and logistics service providers (LSPs) who are served by our Global Logistics Network; and manufacturers, retailers and distributors (MRDs), who are served by our Delivery Management™ solutions. Our solutions enable our customers to purchase and use either one module at a time or combine several modules as a part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

Our Global Logistics Network helps transportation companies and LSPs better manage their shipment management process, optimize fleet performance, comply with regulatory requirements, expedite cross-border shipments and connect and communicate with their trading partners. Our Global Logistics Network is one of the world’s largest multimodal electronic networks focused on transportation providers, their trading partners and regulatory agencies.

LSPs are increasingly looking for technology to help them manage the end-to-end shipment lifecycle – from the booking of the shipment with the transportation provider to the settlement of the invoice relating to the shipment. With our acquisition of GF-X, we added air cargo booking functionality to our Global Logistics Network to enable our customers to access technology to help them manage the entire air shipment lifecycle.

Our Delivery Management solutions help MRD enterprises reduce logistics costs, efficiently use logistics assets and decrease lead-time variability for their global shipments and regional operations. In addition, these solutions arm the customer service departments of private fleets and contract carriers with information about the location, availability and scheduling of vehicles so they can provide better information to their own clients. Our Delivery Management solutions are differentiated by the ability to combine planning, execution, messaging services and performance management into an integrated solution.

Sales and Distribution

Our sales efforts are primarily directed toward two specific customer markets: (a) transportation companies and LSPs; and (b) MRDs. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

Marketing

Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade shows and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Recent Updates

In the fourth quarter of fiscal 2008, we reported unaudited net income of $17.9 million, which included a $16.0 million non-cash, deferred income tax recovery. This recovery arose because we determined that it was more likely than not that, in future periods, we would use a portion of our tax loss carryforwards to offset taxable income in the US. Accordingly, we reduced our valuation allowance for our deferred tax assets by $16.0 million, representing the amount of tax loss carryforwards that we projected would be used to offset taxable income in the US over the ensuing six-year period. We expensed $1.0 million of the $16.0 million deferred tax asset in the first half of 2009 and anticipate that we will expense additional portions of the remaining deferred tax asset in future periods as we earn taxable income in the US. The amount of any expense in a period will depend on the amount of taxable income, if any, that we generate in the US and our then current effective US tax rate. Since this expense was not included in fiscal periods prior to 2009, and because of the large tax recovery in the fourth quarter of 2008, net income for 2009 interim and annual periods may not be directly comparable to net income in periods prior to 2009.

In the first quarter of 2009, we announced expanded customer relationships with the Information & Telecommunication System Group of Hitachi Ltd. for our GLN shipment visibility solution, Etihad Crystal Cargo for our GLN logistics messaging solution, and Crate and Barrel for our on-demand delivery management solution. In addition, we announced enhancements to our wireless automatic vehicle location service and electronic air cargo booking solution designed to expand the use and functionality of the GLN.

In August 2008, the Council of Supply Chain Management Professionals (CSCMP) announced that it had awarded our CEO, Arthur Mesher, its 2008 Distinguished Service Award. CSCMP presents the award annually to an individual who has made significant contributions to the art and science of supply chain and logistics management. The selected individual must have shown high integrity and moral principles throughout his or her professional career. While many distinguished individuals have been nominated for the Distinguished Service Award, the emphasis of this award is on distinguished service. This award is considered by the CSCMP to be the highest honor that can be bestowed upon an individual for achievement in supply chain management.

CONSOLIDATED OPERATIONS

The following table shows, for the periods indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

	Second Quarter of		First Half of
	2009	2008	2009	2008
Total revenues	17.1	14.3	33.4	27.6
Cost of revenues	6.1	4.9	11.8	9.5
Gross margin	11.0	9.4	21.6	18.1
Operating expenses	7.6	6.8	15.1	13.3
Acquisition-related expenses	1.6	1.3	3.4	2.5
Income from operations	1.8	1.3	3.1	2.3
Investment income	0.2	0.5	0.5	0.6
Income before income taxes	2.0	1.8	3.6	2.9
Income tax expense	0.6	0.1	1.2	0.1
Net income	1.4	1.7	2.4	2.8

EARNINGS PER SHARE – BASIC AND DILUTED	0.03	0.03	0.05	0.06
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands) BASIC DILUTED	52,942 53,620	52,354 53,401	52,938 53,632	49,560 50,877

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period. License revenues derive from licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the periods indicated:

	Second Quarter of		First Half of
	2009	2008	2009	2008
Services revenues	16.0	13.5	30.9	25.7
Percentage of total revenues	94%	94%	93%	93%

License revenues	1.1	0.8	2.5	1.9
Percentage of total revenues	6%	6%	7%	7%
Total revenues	17.1	14.3	33.4	27.6

Our services revenues for the first half of 2009 were $30.9 million, a 20% increase from the same period in 2008. For the second quarter of 2009 our services revenues were $16.0 million, a 19% increase from the same period in 2008. The increase in services revenues is primarily due to the inclusion in both 2009 periods of services revenues since our acquisition of GF-X (August 2007) and other 2008 acquisitions with services-based revenues, as well as increased customs compliance revenues from the ACE e-manifest initiative (as discussed further in the “Trend/Business Outlook” section of this MD&A).

Our license revenues were $2.5 million and $1.9 million for the first half of 2009 and 2008, respectively. For the second quarter of 2009, our license revenues were $1.1 million, a 38% increase from the same period in 2008. While our sales focus has been on generating services revenues in our on-demand, SaaS business model, we have continued to see a market for licensing the products in our Delivery Management suite to MRD and service provider enterprises. The amount of license revenue in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service.

As a percentage of total revenues, our services revenues were 94% for the second quarter of 2009 and 2008, and 93% for the first half of 2009 and 2008. The higher percentage of services revenues in both 2009 periods reflects our success in selling to new customers under our services-based business model rather than our former model that emphasized perpetual license sales.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our segmented revenues by geographic area of operation (in millions of dollars):

	Second Quarter of		First Half of
	2009	2008	2009	2008
Canada	2.4	2.1	4.7	3.9
Percentage of total revenues	14%	15%	14%	14%

Americas, excluding Canada	10.0	8.9	19.4	17.1
Percentage of total revenues	59%	62%	58%	62%

Europe, Middle-East and Africa (“EMEA”)	4.3	2.8	8.5	5.8
Percentage of total revenues	25%	20%	26%	21%

Asia Pacific	0.4	0.5	0.8	0.8
Percentage of total revenues	2%	3%	2%	3%
Total revenues	17.1	14.3	33.4	27.6

Revenues from Canada for the first half of 2009 were $4.7 million, a 21% increase from the same period in 2008. For the second quarter of 2009, our revenues were $2.4 million, a 14% increase from the same period in 2008. The increase in the second quarter of 2009 as compared to 2008 was due to higher license revenues and higher professional services revenues from the implementation of our routing solutions licensed in previous quarters. The increase in the second half of 2009 as compared to 2008 was principally due to increased customs compliance revenues generated through services related to the ACE e-manifest initiative (as discussed in the “Trends / Business Outlook” section of this MD&A) as well as the aforementioned increase in revenues from licenses and professional services.

Revenues from the Americas region, excluding Canada for the first half of 2009 were $19.4 million, a 13% increase from the same period in 2008. For the second quarter of 2009 our revenues were $10.0 million, a 12% increase from the same period in 2008. The increase in the second quarter and first half of 2009 as compared to 2008 was primarily due to the inclusion of revenues in 2009 from the acquisitions completed in the last quarter of

2008 as well as increased customs compliance revenues generated through services related to the ACE e-manifest initiative (as discussed in the “Trends / Business Outlook” section of this MD&A), partially offset by lower transactional revenues from the GLN in part due to lower global shipping volumes.

Revenues from the EMEA region for the first half of 2009 were $8.5 million, a 47% increase from the same period in 2008. For the second quarter of 2009, our revenues were $4.3 million, a 15% increase from the same period in 2008. The increase in both of the 2009 periods as compared to 2008 was primarily due to the inclusion of revenues from GF-X in 2009, which we acquired in August 2007.

Revenues from the Asia Pacific region were $0.8 million for the first half of 2009 and 2008. For the second quarter of 2009, our revenues were $0.4 million, a 20% decrease from the same period in 2008. The decrease in the second quarter of 2009 as compared to 2008 was primarily due to higher professional services revenues in the year ago quarter related to the licensing of our routing solution

The following table provides additional analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

	Second Quarter of		First Half of
	2009	2008	2009	2008
Services
Services revenues	16.0	13.5	30.9	25.7
Cost of services revenues	5.9	4.7	11.3	9.2
Gross margin	10.1	8.8	19.6	16.5
Gross margin percentage	63%	65%	63%	64%
License
License revenues	1.1	0.8	2.5	1.9
Cost of license revenues	0.2	0.2	0.5	0.3
Gross margin	0.9	0.6	2.0	1.6
Gross margin percentage	82%	75%	80%	84%
Total
Revenues	17.1	14.3	33.4	27.6
Cost of revenues	6.1	4.9	11.8	9.5
Gross margin	11.0	9.4	21.6	18.1
Gross margin percentage	64%	66%	65%	66%

Cost of services revenues consists of internal costs of running our systems and applications, as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues were 63% and 64% in the first half of 2009 and 2008, respectively, and 63% and 65% in the second quarter of 2009 and 2008, respectively. The decrease in both 2009 periods was primarily due to increased employee compensation costs incurred to run our Global Logistics Network.

Cost of license revenues consists of costs related to our sale of third-party software, such as third-party map license fees, referral fees and/or royalties.

Gross margin percentage for license revenues for the first half of 2009 was 80% compared to 84% for the same period in 2008. For the second quarter of 2009, the gross margin on license revenues was 82% compared to 75% for the same period in 2008. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party software. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attract third-party software costs, and vice versa.

Operating expenses (consisting of sales and marketing, research and development and general and administrative expenses) were $15.1 million and $13.3 million for the first half of 2009 and 2008, respectively. Operating expenses were $7.6 million $6.8 million for the second quarter of 2009 and 2008, respectively. The increase in operating expenses arose primarily from the addition of businesses that we acquired in 2008.

The following table provides additional analysis of operating expenses (in millions of dollars) for the periods indicated:

	Second Quarter of		First Half of
	2009	2008	2009	2008
Total revenues	17.1	14.3	33.4	27.6

Sales and marketing expenses	2.4	2.4	4.7	4.9
Percentage of total revenues	14%	17%	14%	18%

Research and development expenses	2.9	2.6	5.8	5.0
Percentage of total revenues	17%	18%	17%	18%

General and administrative expenses	2.3	1.8	4.6	3.4
Percentage of total revenues	13%	13%	14%	12%
Total operating expenses	7.6	6.8	15.1	13.3

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $4.7 million for the first half of 2009, a decrease of 4% from expenses of $4.9 million for the same period in 2008. Sales and marketing expenses were $2.4 million for each of the second quarter of 2009 and 2008, respectively. The decrease as a percentage of total revenues in both of the 2009 periods as compared to 2008 was primarily attributable to a reduction in the number of employees as a result of our more efficient deployment of existing resources and integrating acquisitions, leading to a decrease in employee compensation.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2009 and 2008. Research and development expenses were $5.8 million for the first half of 2009, an increase of 16% from expenses of $5.0 million for the same period in 2008. Research and development expenses were $2.9 million for the second quarter of 2009, an increase of 12% from expenses of $2.6 million for the same period in 2008. The increase in the second quarter and first half of 2009 as compared to 2008 was primarily attributable to increased payroll and related costs from the GF-X acquisition in August 2007, as well as other 2008 acquisitions.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $4.6 million and $3.4 million in the first half of 2009 and 2008, respectively. General and administrative costs were $2.3 million and $1.8 million in the second quarter of 2009 and 2008, respectively. The increase in the first half of 2009 from 2008 was primarily due to increased employee compensation and training costs in support of our global operations, as well as an increase in compliance costs. The increase in the second quarter of 2009 from 2008 was primarily due to increased employee compensation costs in support of our global operations.

Acquisition-related expenses. The following table provides an additional analysis of acquisition-related expenses for the periods indicated (in millions of dollars):

	Second Quarter of		First Half of
	2009	2008	2009	2008
Amortization of intangible assets	1.3	0.8	2.6	1.5
Contingent acquisition consideration	0.3	0.5	0.8	1.0
Total acquisition-related expenses	1.6	1.3	3.4	2.5

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with acquisitions completed by us as of July 31, 2008. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities, as well as our asset impairment tests. Amortization of intangible assets for the second quarter and first half of 2009 was $1.3 million and $2.6 million, respectively, compared to $0.8 million and $1.5 million, respectively, for the same periods in 2008. Amortization expense increased in both of the 2009 periods primarily as a result of including amortization for the GF-X intangible assets acquired in August 2007 and other 2008 acquisitions.

We test the fair value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Contingent acquisition consideration related to our 2007 acquisition of Flagship Customs Services, Inc. (“FCS”). This amount represents acquisition consideration that was placed in escrow for the benefit of the former shareholders, to be released over time contingent on the continued employment of those shareholders. No contingent acquisition consideration related to FCS remains to be expensed at July 31, 2008.

Investment income was $0.5 million and $0.6 million for the first half of 2009 and 2008, respectively and $0.2 million and $0.5 million for the second quarter of 2009 and 2008, respectively. The decrease in investment income is principally a result of lower interest rates in the 2009 periods.

Income tax expenseis comprised of current and deferred income tax expense.

Income tax expense – current was $0.1 million and $0.2 million for the second quarter and first half of 2009, respectively, compared to $0.1 million for both the comparable periods in 2008. Current income taxes arise primarily from our estimate of our US taxable income that will be subject to federal alternative minimum tax and not fully sheltered by our loss carryforwards in certain US states.

Income tax expense – deferred was $0.5 million and $1.0 million for the second quarter and first half of 2009, respectively, compared to nil for both the comparable periods in 2008. As described in Note 11 of the interim consolidated financial statements for the second quarter of 2009, we recorded this $0.5 million expense as a result of using some of our deferred tax assets to offset our US taxable income in the second quarter of 2009.

Overall, we generated net income of $2.4 million in the first half of 2009, compared to net income of $2.8 million for the same period in 2008. A $3.5 million increase in gross margin was offset by a $1.8 million increase in operating expenses, a $0.9 million increase in acquisition-related expenses, a $0.1 million decrease in investment income, and a $1.1 million increase in income tax expense. For the second quarter of 2009, our net income was $1.4 million, compared to $1.7 million in the same quarter in 2008. A $1.6 million increase in gross margin was offset by a $0.8 million increase in operating expenses, a $0.3 million increase in acquisition-related expenses, a $0.3 million decrease in investment income, and a $0.5 million increase in income tax expense.

QUARTERLY OPERATING RESULTS

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2008	2008	2008	2009
2009
Revenues	16,289	17,110			33,399
Gross margin	10,602	11,018			21,620
Operating expenses	7,449	7,659			15,108
Net income	1,054	1,392			2,446
Basic and diluted earnings per share	0.02	0.03			0.05
Weighted average shares outstanding (thousands):
Basic	52,933	52,942			52,938
Diluted	53,636	53,620			53,632

	April 30,	July 31,	October 31,	January 31,	Total
	2007	2007	2007	2008
2008
Revenues	13,288	14,263	15,463	16,011	59,025
Gross margin	8,716	9,408	9,995	10,266	38,385
Operating expenses	6,468	6,832	7,171	7,022	27,493
Net income	1,128	1,682	1,697	17,936	22,443
Basic earnings per share	0.02	0.03	0.03	0.34	0.44
Diluted earnings per share	0.02	0.03	0.03	0.33	0.43
Weighted average shares outstanding (thousands):
Basic	46,672	52,354	52,801	52,924	51,225
Diluted	48,221	53,401	53,715	53,721	52,290

2007	April 30,	July 31,	October 31,	January 31,	Total
	2006	2006	2006	2007
Revenues	11,692	13,293	13,445	13,560	51,990
Gross margin	7,570	8,894	9,079	8,960	34,503
Operating expenses	5,892	6,820	6,870	6,636	26,218
Net income	1,239	1,085	449	1,214	3,987
Basic and diluted earnings per share	0.03	0.02	0.01	0.03	0.09
Weighted average shares outstanding (thousands):
Basic	42,618	45,549	46,304	46,342	45,225
Diluted	43,621	47,122	47,548	47,609	46,475

Our operations continue to have seasonal trends. In our first fiscal quarter, we historically have seen lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In our second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third quarter, we have historically seen shipment and transactional volumes at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

Revenues have been positively impacted by the nine acquisitions that we have completed over the previous two fiscal years. In addition, over the past two fiscal years we have seen increasing transactions processed over our GLN business document exchange as we help our customers comply with electronic filing requirements of new US and Canadian customs regulations, including the CBP ACE e-manifest filing initiative described in more detail in the “Trends / Business Outlook” section later in this MD&A.

Revenues increased in the second quarter of 2007, as compared to the first quarter of 2007, due to our acquisitions of FCS in June 2006 and ViaSafe Inc. in April 2006. Revenues increased in the second quarter of 2008 over the previous quarter, principally due to the performance of our ocean and customs compliance services. Revenues increased in the third quarter of 2008 by $1.2 million over the previous quarter, principally due to our acquisition of GF-X in that quarter. Revenues also increased in the fourth quarter of 2008 primarily as a result of our acquisitions of RouteView, PCTB and Mobitrac in that quarter.

In the third and fourth quarters of 2007, our revenues were adversely impacted by certain customers of our legacy ocean services cancelling relatively large recurring revenue contracts effective in the third and fourth quarters of 2007 (“Legacy Ocean Services Cancellations”). These customers provided us with recurring revenues, so the impact of these losses negatively impacted our revenues in 2008 and into 2009.

Beginning with the second quarter of 2007, our net income included the expense of contingent acquisition consideration, an expense that was not included in any prior quarter. In the third quarter of 2007, the expense associated with contingent acquisition consideration was higher due to the acceleration of the release of contingent acquisition consideration from escrow, which was a principal contributor to our net income being lower than other quarters in the year. Contingent acquisition consideration expensed in the fourth quarter of 2007 and in subsequent quarters was lower mainly because the contingent acquisition consideration related to the ViaSafe acquisition was fully expensed in the third quarter of 2007. The final portion of contingent acquisition consideration was expensed in the second quarter of 2009.

Net income in the fourth quarter of 2008 was significantly impacted by an income tax recovery of $16.0 million resulting from a reduction in the valuation allowance for our deferred tax assets. Net income in both the first and second quarter of 2009 was impacted by a $0.5 million deferred tax expense as we used some of the tax loss carryforwards that are included in the deferred tax asset to offset our US taxable income for the first and second quarter of 2009.

Overall, our net income was impacted in 2008 and 2009 by the declining value of the US dollar in comparison to the Canadian dollar and other currencies. The majority of our revenues are generated in US dollars while our expenses are incurred in numerous different currencies in support of our global operations.

Our weighted average shares outstanding has increased since the first quarter of 2007, principally as a result of the issuance of approximately 4.1 million common shares pursuant to our March 2006 bought deal share offering (the “Fiscal 2007 Bought Deal”), the FCS acquisition in the second quarter of 2007 (approximately 1.1 million shares), the bought deal share offering in the first quarter of 2008 (approximately 5.2 million shares) (the “Fiscal

2008 Bought Deal”), the GF-X acquisition in the third quarter of 2008 (approximately 0.5 million shares) and periodic employee stock option exercises.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of debt and equity securities. As at July 31, 2008, we had $50.5 million in cash and cash equivalents and $2.9 million in unused available lines of credit, none of which was held in asset-backed commercial paper (“ABCP”). As at January 31, 2008, we had $44.1 million in cash and cash equivalents and $3.0 million in available lines of credit.

We believe that, considering the above, we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of current operating lease and purchase obligations, and additional purchase price that may become payable pursuant to the terms of previously completed acquisitions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We expect, from time to time, to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with any such potential strategic transaction.

To the extent that our non-Canadian subsidiaries have earnings, our intention is that these earnings be re-invested in the subsidiary indefinitely. Accordingly, to date we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. To the extent there are restrictions, they have not had a material effect on the ability of our Canadian parent to meet its financial obligations.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars:

	Second Quarter of		First Half of
	2009	2008	2009	2008
Cash provided by operating activities	4.6	3.4	8.0	4.7
Additions to capital assets	(0.4)	(0.3)	(0.7)	(0.5)
Acquisition of subsidiaries and acquisition-related costs	(0.6)	(0.3)	(1.1)	(1.4)
Issuance of common shares, net of issue costs	-	-	-	23.5
Effect of foreign exchange rate on cash, cash equivalents and marketable securities	-	0.1	0.2	1.0
Net change in cash, cash equivalents and marketable securities*	3.6	2.9	6.4	27.3
Cash, cash equivalents and marketable securities*, beginning of period	46.9	46.3	44.1	21.9
Cash, cash equivalents and marketable securities*, end of period	50.5	49.2	50.5	49.2

* We did not hold any marketable securities during the first or second quarter of 2009.

Cash provided by operating activities was $4.6 million and $3.4 million for the second quarter of 2009 and 2008, respectively, and $8.0 million and $4.7 million for the first half of 2009 and 2008, respectively. For the second quarter of 2009, the $4.6 million of cash provided by operating activities resulted from $1.4 million of net income, plus adjustments for $2.5 million of non-cash expenses included in net income, and $0.7 million cash provided by changes in our operating assets and liabilities. For the second quarter of 2008, the $3.4 million of cash provided by operating activities resulted from $1.7 million of net income, plus adjustments for $1.5 million of non-cash expenses included in net income, and $0.2 million of cash provided by changes in our operating assets and liabilities.

For the first half of 2009, the $8.0 million of cash provided by operating activities resulted from $2.4 million of net income, plus adjustments for $4.9 million of non-cash expenses included in net income, and $0.7 million cash provided by changes in our operating assets and liabilities. For the first half of 2008, the $4.7 million of cash provided by operating activities resulted from $2.8 million of net income, plus adjustments for $3.0 million of non-cash expenses included in net income, partially offset by $1.1 million of cash used due to changes in our operating assets and liabilities.

Additions to capital assets were $0.4 million and $0.3 million for the second quarter of 2009 and 2008, respectively and $0.7 million and $0.5 million for the first half of 2009 and 2008, respectively. The additions were primarily composed of investments in computing equipment and software to support our global operations and GLN.

Acquisition of subsidiaries and acquisition-related costs of $0.6 million represents cash paid during the second quarter of 2009 for acquisitions that we made in 2008. It includes additional purchase price related to the acquisition of OTB ($0.3 million) as well as cash that was previously held back in connection with another acquisition ($0.1 million). The $0.3 million of cash paid during the second quarter of 2008 relates to acquisitions we made in 2007 and 2008. Acquisition of subsidiaries and acquisition-related costs of $1.1 million in the first half of 2009 include $0.6 million related to our acquisition of GF-X as well as the aforementioned cash paid in the second quarter of 2009 related the acquisition of OTB and cash that was previously held back from another acquisition. The $1.4 million of cash paid in the first half of 2008 represents $1.1 million of cash paid related to the acquisition of OTB as well as $0.3 million of cash paid related to acquisitions that we made in 2007.

Issuance of common shares, net of issue costs of $23.5 million in the first half of 2008 is comprised of $22.1 million net cash proceeds received from the issuance of 5,200,000 common shares pursuant to the Fiscal 2008 Bought Deal, including the over-allotment option exercised by the underwriters, and $1.4 million from the exercise of employee stock options.

Working capital. At July 31, 2008, our working capital (current assets less current liabilities) was $55.6 million. Current assets included $50.5 million of cash and cash equivalents and $9.5 million in current trade receivables. Our working capital at July 31, 2008 has increased by $6.5 million from $49.1 million at January 31, 2008, primarily as a result of our 2009 operating activities, partially offset by cash used for capital asset additions.

Cash and cash equivalents. At July 31, 2008, all funds are held in interest-bearing bank accounts, primarily with a major US bank. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Debt securities are marked-to-market with the resulting gain or loss included in other comprehensive income.

COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating lease obligations	1.9	1.4	0.6	0.6	4.5

Operating Lease Obligations

We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2016. The future minimum amounts payable under these lease agreements are described in the chart above.

Other Obligations

We have a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $4.9 million. At this time, we are unable to make reasonably reliable estimates of the period of settlement with the respective taxing authority due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authority.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements

In connection with the March 6, 2007 acquisition of certain assets of OTB and Blue Pacific Services, Inc., an additional $0.85 million in cash was potentially payable over the 2.5 year period after closing dependent on the financial performance of the acquired assets. $0.3 million of that additional purchase price was paid in the first half of 2009, and up to $0.4 million remains eligible to be earned by the previous owners. If this remaining amount becomes payable, then we currently anticipate that it will be paid out of our available working capital.

In respect of our August 17, 2007 acquisition of 100% of the outstanding shares of GF-X, up to $5.2 million in cash was potentially payable if certain performance targets, primarily relating to revenues, were met by GF-X over the four years subsequent to the date of acquisition. No amount was payable in respect of the first year post-acquisition. Up to $3.9 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the three-year period ending August 17, 2011. If any, or all, of this remaining amount becomes payable, then we currently anticipate that it will be paid out of our available working capital.

In respect of our December 20, 2007 acquisition of 100% of the outstanding shares of RouteView, an additional $0.5 million in cash may be payable if certain sales targets are met by RouteView during the one-year period following the date of that acquisition. If this amount becomes payable, then we currently anticipate that it will be paid out of our available working capital.

Product Warranties

In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations on our financial statements.

Guarantees

In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The following lists our significant guarantees:

Intellectual property indemnification obligations

We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreement with our customers, where license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparties as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability for the guarantees or indemnities described above on our financial statements.

OUTSTANDING SHARE DATA

We have an unlimited number of common shares authorized for issuance. At September 5, 2008, we had 52,964,827 common shares issued and outstanding.

At September 5, 2008, there were 5,361,552 options issued and outstanding, and 226,957 options remaining available for grant under all stock option plans.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the Toronto Stock Exchange and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar 2011 unless its continued existence is ratified by the shareholders before such expiration. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our interim consolidated financial statements included herein and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operation. Our significant accounting policies are discussed in Note 2 to the audited consolidated financial statements for 2008 (the “2008 Consolidated Financial Statements”).

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors. In addition, the board of directors has reviewed the accounting policy disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the unaudited interim consolidated financial statements for the period ended July 31, 2008:

Revenue recognition

In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the revenue from the customer, whether the sales price is fixed or determinable, the amount of revenue to allocate to individual elements in a multiple element arrangement and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Long-Lived Assets

We test long-lived assets for recoverability when events or changes in circumstances indicate evidence of impairment.

In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently speculative nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

In the case of goodwill, we test for impairment at least annually at October 31 of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Income Taxes

We have provided for income taxes based on information that is currently available to us. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. At July 31, 2008, we have recorded deferred tax assets of $17.0 million on our interim consolidated balance sheets for tax benefits that we currently expect to realize in future periods. As outlined in Note 15 to the 2008 Consolidated Financial Statements, we determined in the fourth quarter of 2008 that there was sufficient positive evidence such that it was more likely than not that we would use a portion of our tax loss carryforwards to offset taxable income in the US in future periods. This positive evidence included that we had earned taxable income in the US in each of the three preceding tax years, resulting in cumulative taxable income of $43.8 million over these three preceding US tax years. Accordingly, we reduced our valuation allowance for our deferred tax assets by $16.0 million, representing the amount of tax loss carryforwards that we projected would be used to offset taxable income in the US over the ensuing six-year period. In making that projection for the six-year period, we made certain assumptions, including the following: (i) that the US entity would maintain a consistent level of taxable income, taking into account decreases in US taxable income anticipated as a result of tax planning transactions entered in 2008; (ii) that the settlement of US intercompany debt obligations in 2009 would reduce US taxable income from 2008 levels; (iii) that there will be continued customer migration from a technology platform owned by our US entity to a technology platform owned by another entity in our corporate group, further reducing US taxable income; and (iv) that tax rates in the US would be consistent over the six-year period of projection. Any further change to decrease the valuation allowance for the deferred tax assets would result in an income tax recovery on the consolidated statements of operations. If we achieve and maintain a consistent level of profitability, the likelihood of additional reductions to our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase.

CHANGE IN / INITIAL ADOPTION OF ACCOUNTING POLICIES

Recently adopted accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), effective for fiscal years beginning after November 15, 2007, which is our fiscal year ending January 31, 2009. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. On February 12, 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008, which is our fiscal year ending January 31, 2010. We adopted the non-deferred portion of SFAS 157 on February 1, 2008 and it has not had a material impact on our results of operations and financial condition to date.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”), effective for fiscal years beginning after November 15, 2007, which is our year ending January 31, 2009. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Our financial instruments are currently composed of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of their short-term maturities. Our adoption of SFAS 159 on February 1, 2008 did not have a material impact on our results of operations and financial condition to date and we have not elected to apply the fair value option to any of our eligible financial instruments and other items to date.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent issued accounting pronouncements not yet adopted

We are currently in the process of assessing the anticipated impact that the deferred portion of SFAS 157 will have on our results of operations and financial condition once effective.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. We are currently in the process of assessing the anticipated impact SFAS 141R will have on our results of operations and financial condition once effective.

TRENDS / BUSINESS OUTLOOK

This section discusses our outlook for the second half of 2009 as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters, such as the recent earthquakes in China, that impact shipping in particular geographies; and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes (compared to our first quarter being the weakest quarter for shipment volumes).

In the latter half of calendar 2006, US Customs and Border Protection (“CBP”) launched its e-manifest initiative requiring trucks entering the US to file an electronic manifest through its Automated Commercial Environment (“ACE”), providing the CBP with an advance electronic notice of the contents of the truck. Such filings are now mandatory at land ports of entry into the US. Similar filings are required for ocean vessels and airplanes at US air and sea ports. CBP continues to consider enhancements to this ACE e-manifest initiative, called “10 + 2” enhancements, that would require additional data and filings to be provided by CBP. We have various customs compliance services specifically designed to help air, ocean and truck carriers comply with this ACE e-manifest initiative. If the roll-out of this initiative continues as scheduled and compliance is rigidly enforced by CBP, then we anticipate that our revenues will be positively impacted in the remainder of 2009. A similar e-manifest initiative is being developed for Canada by the Canadian Border Service Agency and may be effective and enforced in our 2010 fiscal year.

In the second quarter of 2009, our services revenues comprised approximately 94% of our total revenues, with the balance being license revenues. We expect that our focus in the second half of 2009 will remain on generating services revenues, primarily by promoting use of our GLN and the migration of customers using our legacy license-based products to our services-based architecture. We do, however, anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter between services revenues and license revenues will be impacted by the buying preferences of our customers.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts, particularly for our ocean products, which provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. Based on our historical experience, we anticipate that, in the second half of 2009, we may lose approximately 3% or more of our aggregate revenues in the ordinary course and there can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

We internally measure and manage our “baseline operating expenses,” which we define as our total expenses less interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation). We currently intend to manage our business with the goal of having our baseline operating expenses for a period be between 75% and 80% of our total revenues for that period. We also internally measure and monitor our visible, recurring and contracted revenues, which we refer to as our “baseline revenues”. In the second half of 2009, we intend to continue to manage our business with our baseline operating expenses at a level below our baseline revenues. We refer to the difference between our baseline revenues and baseline operating expenses as our “baseline calibration”. At the beginning of the third quarter of 2009, we estimated that our baseline revenues for that quarter were $16.3 million and our baseline operating expenses were $12.9 million. We consider this to be baseline calibration of $3.4 million, or approximately 21% of our baseline revenues, as of the beginning of the third quarter of 2009. Our current internal goal is to maintain baseline calibration of 20% of our baseline revenues at the beginning of each fiscal quarter.

We anticipate that in the second half of 2009 the significant majority of our business will continue to be in the Americas, with the EMEA region being the bulk of the remainder of our business. We believe we currently have some significant opportunities in the Americas region. We anticipate that revenues from the Asia Pacific Region will continue to represent less than 10% of our total revenues in the second half of 2009.

We estimate that amortization expense for existing intangible assets will be $2.5 million for the second half of 2009, $4.2 million for 2010, $3.7 million for 2011, $2.2 million for 2012, $1.1 million for 2013 and $2.7 million thereafter, assuming that no impairment of existing intangible assets occurs in the interim.

We performed our annual goodwill impairment tests in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” on October 31, 2007 and determined that there was no evidence of impairment as of October 31, 2007. We are currently scheduled to perform our next annual impairment test on October 31, 2008. In addition, we will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

In 2008, we spent $1.1 million on capital expenditures and expect that 2009 expenditures will be above that level as we invest in our network and build out infrastructure. Capital expenditures were $0.3 million in the second quarter of 2009 and we expect they will be between $0.3 and $0.4 million in the third quarter of 2009.

We incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so increases in the value of the Canadian dollar relative to the US dollar will negatively impact our earnings. The value of the Canadian dollar was approximately 98% and 94% of the value of the US dollar as at July 31, 2008 and September 5, 2008, respectively. We also hold some of our cash in foreign currencies. We currently have no specific hedging program in place to address fluctuations in the Canadian-US dollar exchange rate, or any other international currency exchange rates. We can make no accurate prediction of what will happen with the Canadian-US dollar exchange rate, or any other international currency exchange rates, in the second half of 2009. However, if the US dollar is weak in comparison to foreign currencies, then we anticipate this will increase the expenses of our business and have a negative impact on our results of operations.

As of July 31, 2008, our gross amount of unrecognized tax benefits was approximately $4.9 million. We expect that the unrecognized tax benefits will increase within the next 12 months due to uncertain tax positions that may be taken, although at this time a reasonable estimate of the possible increase cannot be made.

In the fourth quarter of 2008, we determined that there was sufficient positive evidence such that it was more likely than not that, in future periods, we would use a portion of our tax loss carryforwards to offset taxable income in the US. Accordingly, we reduced our valuation allowance for our deferred tax assets by $16.0 million, representing the amount of tax loss carryforwards that we projected would be used to offset taxable income in the US over the ensuing six-year period. In the second quarter of 2009, we expensed $0.5 million of the $16.0 million deferred tax asset due to taxable income generated in the US. The amount of any expense in a period will depend on the amount of taxable income, if any, we generate in the US and our then current effective US tax rate. We can provide no assurance as to the timing or amounts of any expensing of deferred tax assets, nor can be we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

Our anticipated tax rate for a period is difficult to predict and may vary from period to period as it depends on factors including the actual jurisdictions in which revenues are earned, the tax rates in jurisdictions where revenues are earned, tax assessments and the amount of tax losses, if any, we have available to offset this income. This is particularly so in the US where we are taxed on a state-by-state basis. Based on our current understanding of our geographical revenue mix, revenue pipeline, tax filings and available tax losses, we currently anticipate that our effective tax rate for fiscal 2009 will be in the range of 35-40%.

We intend to actively explore business combinations in the second half of 2009 to add complementary services, products and customers to our existing businesses. We intend to focus on companies that are targeting the same customers as us and processing similar data and, to that end, will listen to our customers’ suggestions as they relate to consolidation opportunities. Depending on the size and scope of any such business combination, or series of contemplated business combinations, we may need to raise additional debt or equity capital. We anticipate using the net proceeds of the Fiscal 2008 Bought Deal in connection with any such potential acquisition, as well as for general corporate purposes and working capital.

We have fully expensed the contingent acquisition consideration from our 2007 acquisitions of ViaSafe and FCS, and do not currently anticipate any further such expense in the second half of 2009.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

We have a substantial accumulated deficit and a history of losses and may incur losses in the future.

At July 31, 2008, our accumulated deficit was $380.4 million. Although we have been profitable for each of the past fourteen quarters, we had losses in 2005 and prior fiscal periods. While we are encouraged by our recent profits, our profits in 2006 benefited from one-time gains on the disposition of an asset and a significant portion of our net income and earnings per share in the fourth quarter of 2008 benefited from a non-cash, deferred income tax recovery of $16.0 million. There can be no assurance that we will not incur losses again in the future. We believe that the success of our business and our ability to remain profitable depends on our ability to keep our baseline operating expenses to a level at or below our baseline revenues. There can be no assurance that we can generate further expense reductions or achieve revenues growth, or that any expense reductions or revenues growth achieved can be sustained, to enable us to do so. If we fail to maintain profitability, this would increase the possibility that the value of your investment will decline.

Our existing customers might cancel existing contracts with us, fail to renew contracts on their renewal dates, fail to purchase additional services and products, or consolidate contracts with acquired companies.

We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. An example would be our contract to operate the US Census Bureau’s Automated Export System (AESDirect). In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. In 2007, for example, we lost certain customers due to the Legacy Ocean Services Cancellations who generated significant recurring revenues. We can provide no assurance that we will not lose customers in the future.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity in our customer base.

Disruptions in the movement of freight could negatively affect our revenues.

Our business is highly dependent on the movement of freight from one point to another as we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of labour disputes or weather or natural disaster, such as the recent earthquakes in China, or caused by terrorists, political or security activities, contagious illness outbreaks, or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.

Our performance is substantially dependent on the performance of our key technical, sales and marketing, and senior management personnel. We do not maintain life insurance policies on any of our employees that list the company as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain highly qualified management, directors, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Making and integrating acquisitions involves a number of risks that could harm our business.

We have in the past acquired, and in the future expect to seek to acquire, additional products, services, customers, technologies or businesses that we believe are complementary to ours. For example, in 2008 we acquired six businesses and in 2007 we acquired three businesses. However, we may not be able to identify appropriate products, technologies or businesses for acquisition or, if identified, conclude such acquisitions on terms acceptable to us. Acquisitions involve a number of risks, including: diversion of management’s attention from current operations; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In addition, we may not identify all risks or fully assess risks identified in connection with an acquisition. The individual or combined effect of these risks could have a material adverse effect on our business. As well, in paying for an acquisition, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, there is the risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also the risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated.

We may have difficulties maintaining or growing our acquired businesses.

Businesses that we acquire may sell products, or operate services, that we have limited experience operating or managing. For example, ViaSafe and FCS each operate in the emerging regulatory compliance business, GF-X operates in electronic air freight booking. We may experience unanticipated challenges or difficulties in maintaining these businesses at their current levels or in growing these businesses. Factors that may impair our ability to maintain or grow acquired businesses may include, but are not limited to:

•	Challenges in integrating acquired businesses with our business;
•	Loss of customers of the acquired business;
•	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;
•

For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
•	Our inability to obtain or maintain necessary security clearances to provide international shipment management services; and
•	Other risk factors identified in this report.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.

Historically, we have financed our operations primarily through cash flows from our operations, long-term borrowings, and the sale of our debt and equity securities. As at July 31, 2008, we had cash and cash equivalents of approximately $50.5 million and $2.9 million in unutilized operating lines of credit.

While we believe we have sufficient liquidity to fund our current operating and working capital requirements, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.

To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate, and in particular, the weakening of the US dollar, could have a material adverse effect on our business, results of operations and financial condition. In the first half of 2009, the effect of foreign exchange rate changes on our cash and cash equivalents was $0.2 million, compared to $0.7 million in the first half of 2008. In 2008, the effect of foreign exchange rate changes on our cash and cash equivalents was $1.0 million, compared to $0.5 million in 2007.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.

Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. While it is possible that the demand for our products and services will increase as companies look for ways to reduce fleet size and fuel use and recognize that our products and services are designed to make their deliveries more cost-efficient, there can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our Global Logistics Network and our corresponding network revenues.

Changes in government filing requirements for global trade may adversely impact our business.

Our regulatory compliance services help our customers comply with government filing requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements or changing the government agency responsible for the requirement could impact our business, perhaps adversely.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.

Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. We may attempt to deal with this pricing pressure by committing these customers to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to the customer, or to other customers elsewhere in our business. If we cannot so offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. There can be no assurance that declines in shipment volumes in the US or internationally won’t have a material adverse effect on our business.

We may have exposure to greater than anticipated tax liabilities or expenses.

We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Although we believe that our estimates are reasonable and that we have adequately provided for income taxes based on all of the information that is currently available to us, tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance for all but $17.0 million of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed. In addition, when we reduce our deferred tax valuation allowance, we will record income tax expense in any subsequent period where we use that deferred tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.

There could be material differences between preliminary purchase price allocations and final purchase price allocations for acquisitions.

The acquisitions of GF-X and RouteView, and the acquisitions of certain assets of PCTB and Mobitrac were accounted for as purchases in accordance with SFAS No. 141, “Business combinations”; therefore, the tangible assets acquired were recorded at fair value on the acquisition date. Preliminary purchase price allocations were established for the purposes of our consolidated financial statements representing our estimate of the allocation of the purchase price and the fair value of net assets acquired. The estimated valuation is preliminary, may differ from the final purchase price allocation, and these differences may be material. For example, if the purchase price allocated to intangible assets increases, our future amortization of intangibles expense will increase. We expect the valuation process to be completed within one year from the respective acquisition dates.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.

We account for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, which we adopted effective February 1, 2002. SFAS No. 142, among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31 as the date for our annual impairment test. Although the results of our testing on October 31, 2007 indicated no evidence of impairment, should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.

Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally three to five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

System or network failures or breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.

Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for reasons, which may include, but are not limited to, the following:

•	System or network failure;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Security breaches;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.

From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. A product liability, patent infringement, acquisition-related or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. While our agreements with our customers, suppliers and other third-parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

We could be exposed to business risks in our international operations that could cause our operating results to suffer.

While our headquarters are in North America, we currently have direct operations in both Europe and China. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:

•	Longer collection time from foreign clients, particularly in the Asia Pacific region;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Currency fluctuations and exchange and tariff rates;
•	Multiple, and possibly overlapping, tax structures and a wide variety of foreign laws;
•	Trade restrictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out in this report.

We may not remain competitive. Increased competition could seriously harm our business.

The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. We currently face competition from a large number of specific entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

•	Longer operating history;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Lower cost structure and more profitable operations;
•	Superior product functionality and industry-specific expertise;
•	Greater name recognition;
•	Broader range of products to offer;
•	Better performance;
•	Larger installed base of customers;
•	Established relationships with existing customers or prospects that we are targeting; and/or
•	Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.

We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.

We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the US and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.

Competitors and other third-parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.

Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

•	The termination of any key customer contracts, whether by the customer or by us;
•	Recognition and expensing of deferred tax assets;
•	Legal costs incurred in bringing or defending any litigation with customers and third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with Canadian and US regulatory requirements;
•	Fluctuations in the demand for our services and products;
•	Price and functionality competition in our industry;
•	Timing of acquisitions and related costs;
•	Changes in legislation and accounting standards;
•	Fluctuations in foreign currency exchange rates;
•	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results.

Our common share price has in the past been volatile and may also be volatile in the future.

The trading price of our common shares has in the past been subject to wide fluctuations and may also be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	July 31,	January 31,
	2008	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 4)	50,533	44,091
Accounts receivable
Trade (Note 5)	9,531	10,447
Other	914	1,288
Prepaid expenses and other	2,038	1,524
Deferred contingent acquisition consideration	-	833
Deferred income taxes	3,000	3,000
	66,016	61,183
CAPITAL ASSETS (Note 6)	6,142	6,722
GOODWILL	25,557	25,005
INTANGIBLE ASSETS (Note 7)	16,386	18,914
DEFERRED INCOME TAXES	14,017	14,570
	128,118	126,394
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,744	3,054
Accrued liabilities	3,918	4,514
Income taxes payable	197	783
Deferred revenue	3,514	3,750
	10,373	12,101
INCOME TAX LIABILITY	2,007	1,570
	12,380	13,671

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 52,944,827 at July 31, 2008 (January 31, 2008 – 52,929,977)	44,397	44,251
Additional paid-in capital	449,591	449,320
Accumulated other comprehensive income (Note 8)	2,158	2,006
Accumulated deficit	(380,408)	(382,854)
	115,738	112,723
	128,118	126,394

The accompanying notes are an integral part of these interim consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007
REVENUES	17,110	14,263	33,399	27,551
COST OF REVENUES	6,092	4,855	11,779	9,427
GROSS MARGIN	11,018	9,408	21,620	18,124
EXPENSES
Sales and marketing	2,377	2,442	4,714	4,914
Research and development	2,923	2,569	5,806	4,975
General and administrative	2,359	1,821	4,588	3,411
Amortization of intangible assets	1,263	753	2,527	1,499
Contingent acquisition consideration	333	500	833	1,000
	9,255	8,085	18,468	15,799
INCOME FROM OPERATIONS	1,763	1,323	3,152	2,325
INVESTMENT INCOME	237	470	495	590
INCOME BEFORE INCOME TAXES	2,000	1,793	3,647	2,915
INCOME TAX EXPENSE (Note 11)
Current	105	111	211	105
Deferred	503	-	990	-
	608	111	1,201	105
NET INCOME	1,392	1,682	2,446	2,810
EARNINGS PER SHARE (Note 9)
Basic and diluted	0.03	0.03	0.05	0.06
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	52,942	52,354	52,938	49,560
Diluted	53,620	53,401	53,632	50,877

The accompanying notes are an integral part of these interim consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007
OPERATING ACTIVITIES
Net income	1,392	1,682	2,446	2,810
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	580	580	1,109	1,110
Amortization of intangible assets	1,263	753	2,527	1,499
Amortization of deferred compensation	2	3	4	6
Stock-based compensation expense	121	191	249	384
Deferred income taxes	503	-	990	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	752	(536)	1,094	(1,421)
Other	346	207	239	63
Prepaid expenses and other	(125)	(801)	(527)	(790)
Deferred contingent acquisition consideration	333	500	833	1,000
Accounts payable	(248)	493	(57)	(557)
Accrued liabilities	392	404	5	283
Income taxes payable	(69)	(62)	(571)	(86)
Deferred revenue	(646)	16	(309)	391
Cash provided by operating activities	4,596	3,430	8,032	4,692
INVESTING ACTIVITIES
Maturities of marketable securities	-	2,849	-	2,820
Additions to capital assets	(349)	(281)	(645)	(456)
Acquisition of subsidiaries	(413)	-	(370)	(1,066)
Acquisition-related costs	(195)	(286)	(781)	(288)
Cash provided by (used in) investing activities	(957)	2,282	(1,796)	1,010
FINANCING ACTIVITIES
Issuance of common shares for cash, net of issue costs	6	(51)	24	23,422
Cash provided by (used in) financing activities	6	(51)	24	23,422
Effect of foreign exchange rate on cash and cash equivalents	8	(6)	182	696
Increase in cash and cash equivalents	3,653	5,655	6,442	29,820
Cash and cash equivalents at beginning of period	46,880	43,535	44,091	19,370
Cash and cash equivalents at end of period	50,533	49,190	50,533	49,190
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	28	126	1,126	309

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of US dollars, except per share amounts; GAAP)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) operates in one business segment providing logistics technology solutions that help companies efficiently deliver their own products and services to their customers. Our technology-based solutions, which consist of services and software, provide connectivity and document exchange, shipment bookings, regulatory compliance, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization.

Note 2 – Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in United States (“US”) dollars and in accordance with generally accepted accounting principles (“GAAP”) in the US and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission (“SEC”) for the preparation of interim financial statements. Accordingly, these interim consolidated financial statements do not include all of the information and notes required for compliance with GAAP in the US for annual financial statements. These statements should be read in conjunction with our GAAP audited consolidated financial statements prepared for the fiscal year ended January 31, 2008.

The interim financial statements reflect all adjustments (consisting only of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2009.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2009, is referred to as the “current fiscal year,” “fiscal 2009,” “2009” or using similar words. Our previous fiscal year, which ended on January 31, 2008, is referred to as the “previous fiscal year,” “fiscal 2008,” “2008” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2010” refers to the annual period ending January 31, 2010 and the “fourth quarter of 2010” refers to the quarter ending January 31, 2010.

Certain immaterial reclassifications have been made to the prior period financial statements and the notes to conform to the current year presentation. Specifically, we changed the presentation on our consolidated statements of cash flows for the three and six months ended July 31, 2007 to reclassify a change of $62,000 and $86,000, respectively, from accounts payable to income taxes payable. We previously aggregated income taxes payable with accounts payable on our consolidated statements of cash flows as the balance of income taxes payable was less than five percent of current liabilities until January 31, 2008.

In the fourth quarter of 2008 we began to present the effect of foreign exchange rate changes on cash and cash equivalents on our consolidated statements of cash flows due to the deterioration of the US dollar (our reporting currency) relative to other currencies we transacted in during 2008. The consolidated statements of cash flows for the three and six months ended July 31, 2007 now present the effect of foreign exchange rate changes on cash and cash equivalents in the amount of ($6,000) and $696,000, respectively.

There were no changes to our consolidated statements of operations for any of the periods presented as a result of these reclassifications.

Recently adopted accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), effective for fiscal years beginning after November 15, 2007, which is our fiscal year ending January 31, 2009. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. On February 12, 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008, which is our fiscal year ending January 31, 2010. We adopted the non-deferred portion of SFAS 157 on February 1, 2008 and it has not had a material impact on our results of operations and financial condition to date.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”), effective for fiscal years beginning after November 15, 2007, which is our year ending January 31, 2009. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Our financial instruments are currently composed of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of their short-term maturities. Our adoption of SFAS 159 on February 1, 2008 did not have a material impact on our results of operations and financial condition to date and we have not elected to apply the fair value option to any of our eligible financial instruments and other items to date.

Recent issued accounting pronouncements not yet adopted

We are currently in the process of assessing the anticipated impact that the deferred portion of SFAS 157 will have on our results of operations and financial condition once effective.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. We are currently in the process of assessing the anticipated impact SFAS 141R will have on our results of operations and financial condition once effective.

Note 3 – Acquisitions

The preliminary purchase price allocations for businesses we acquired during the year ended January 31, 2008, which have not been finalized, are as follows:

	GF-X	RouteView	PCTB	Mobitrac
Purchase price consideration:
Cash, including cash acquired related to GF-X ($814) and RouteView ($149)	9,241	3,023	2,090	649
Common shares	1,719	-	-	-
Acquisition-related costs	2,269	141	79	50
	13,229	3,164	2,169	699

Allocated to:
Net tangible assets acquired	3,931	(232)	318	81
Finite life intangible assets acquired:
Customer agreements and relationships	3,356	467	813	217
Non-compete covenants	925	-	-	-
Existing technology	2,312	904	277	243
Trade names	1,478	143	66	20
Goodwill	1,227	1,882	695	138
	13,229	3,164	2,169	699

The acquisitions dates are as follows:

•	On August 17, 2007 we acquired 100% of the outstanding shares of Global Freight Exchange Limited (“GF-X”),
•	On December 20, 2007, we acquired 100% of the outstanding shares of RouteView Technologies, Inc. (“RouteView”),
•	On January 9, 2008, we acquired certain assets of San Francisco, California-based Pacific Coast Tariff Bureau, Inc. (“PCTB”) in an all cash transaction, and
•	On January 10, 2008, we acquired certain assets of the fleet management business formerly known as Mobitrac (“Mobitrac”) from privately-held Fluensee, Inc. in an all cash transaction.

The GF-X, RouteView, PCTB and Mobitrac transactions were accounted for as purchases in accordance with SFAS No. 141 “Business Combinations” (“SFAS 141”). The purchase price allocations in the table above represent our estimate of the allocations of the purchase prices and the fair value of net assets acquired. The valuations of the acquired assets are preliminary, may differ from the final purchase price allocations, and these differences may be material. There may be additional purchase price payable and post-closing working capital adjustments pursuant to the acquisitions of GF-X, RouteView and PCTB. We expect that the final purchase price allocations will be completed within one year from the respective acquisition dates.

Note 4 – Cash and Cash Equivalents

Our total cash and cash equivalents balance at July 31, 2008 of $50.5 million is comprised entirely of balances with banks. $42.2 million of our cash is held in an interest-bearing money market account with a major US bank.

Operating Lines of Credit

We have operating lines of credit in Canada aggregating $2.9 million (CAD $3.0 million) of which approximately $47,000 was utilized by way of a letter of credit as at July 31, 2008. Borrowings under these facilities bear interest at prime based on the borrowed currency (4.75% on Canadian dollar borrowings and 5.00% on US dollar borrowings at July 31, 2008), are due on demand, and are secured by our investment portfolio and a general assignment of inventory and accounts receivable.

Note 5 - Trade Receivables

	July 31,	January 31,
	2008	2008
Trade receivables	9,990	11,072
Less: Allowance for doubtful accounts	(459)	(625)
	9,531	10,447

Note 6 – Capital Assets

	July 31,	January 31,
	2008	2008
Cost
Computer equipment and software	17,870	17,671
Furniture and fixtures	1,745	1,785
Leasehold improvements	2,015	2,050
	21,630	21,506
Accumulated amortization
Computer equipment and software	12,272	11,632
Furniture and fixtures	1,403	1,397
Leasehold improvements	1,813	1,755
	15,488	14,784
	6,142	6,722

Note 7 –Intangible Assets

	July 31,	January 31,
	2008	2008

Cost
Customer agreements and relationships	14,895	15,281
Non-compete covenants	925	925
Existing technology	5,734	5,734
Trade names	3,826	3,826
	25,380	25,766
Accumulated amortization and impairment
Customer agreements and relationships	4,995	4,059
Non-compete covenants	294	139
Existing technology	2,170	1,339
Trade names	1,535	1,315
	8,994	6,852
	16,386	18,914

Amortization expense for existing intangible assets is expected to be $2.5 million for the remainder of 2009, $4.2 million for 2010, $3.7 million for 2011, $2.2 million for 2012, $1.1 million for 2013 and $2.7 million thereafter.

Note 8 – Comprehensive Income and Accumulated Other Comprehensive Income

Comprehensive Income

The following table shows the computation of comprehensive income:

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007
Net income	1,392	1,682	2,446	2,810
Other comprehensive income:
Foreign currency translation adjustment	(44)	321	152	1,461
Unrealized mark to market gain on available–for-sale securities	-	1	-	2
	(44)	322	152	1,463
Comprehensive income	1,348	2,004	2,598	4,273

Accumulated Other Comprehensive Income

Our accumulated other comprehensive income at July 31, 2008 was $2.2 million ($2.0 million at January 31, 2008), comprised entirely of foreign currency translation adjustments.

Note 9 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007
Net income for purposes of calculating basic and
diluted earnings per share	1,392	1,682	2,446	2,810
(number of shares in thousands)
Weighted average shares outstanding	52,942	52,354	52,938	49,560
Dilutive effect of employee stock options	678	1,047	694	1,317
Weighted average common and common equivalent
shares outstanding	53,620	53,401	53,632	50,877

Earnings per share:
Basic and diluted	0.03	0.03	0.05	0.06

For the second quarter and first half of 2009, 2,096,785 and 2,095,785 options, respectively, compared to 907,397 and 752,397 options for the same periods in 2008, were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. Additionally, for the second quarter and first half of 2009, the application of the treasury stock method excluded 1,113,631 and 1,107,131 options, respectively, compared to 1,068,000 and 1,223,000 options for the same periods in 2008, from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that is attributed to future service periods made such options anti-dilutive.

Note 10 – Stock-Based Compensation Plans

Stock-Based Compensation

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are generally granted at an exercise price equal to the fair market value of our common shares on the day of the grant. This fair market value is determined using the closing price of our common shares on the Toronto Stock Exchange on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from their grant date and expire seven years from the date of their grant. Directors’ and officers’ stock options generally have quarterly vesting over a five-year period. We issue new shares from treasury upon the exercise of a stock option.

As of July 31, 2008, we had 5,272,108 stock options granted and outstanding under our shareholder-approved stock option plan and 198,957 remained available for grant. In addition, there were 137,644 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

Total estimated stock-based compensation expense recognized under SFAS No. 123R “Share Based Payment” (“SFAS 123R”) related to all of our stock options was included in our consolidated statement of operations as follows:

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007
Cost of revenues	6	12	14	22
Sales and marketing	17	52	45	115
Research and development	20	24	39	51
General and administrative	78	103	151	196
Effect on net income	121	191	249	384

Effect on earnings per share:
Basic and diluted	-	-	-	0.01

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a partial valuation allowance against any such deferred tax asset.

As of July 31, 2008, $1.8 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 1.7 years.

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Assumptions used in the Black-Scholes model were as follows:

	Three Months Ended		Three Months Ended
	July 31,	April 30,	July 31,	April 30,
	2008	2008	2007	2007
Black-Scholes weighted-average assumptions:
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	36.6%	36.0%	57.6%	58.2%
Risk-free rate	3.4%	3.4%	4.1%	4.0%
Expected option life in years	5.0	5.0	5.0	5.0

A summary of option activity under all of our plans is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at April 30, 2008	4,456,404	$3.70
Granted	1,141,531	$3.34
Forfeited	(183,683)	$4.97
Exercised	(4,500)	$1.34
Balance at July 31, 2008	5,409,752	$3.57	4.6	3.4
Exercisable at July 31, 2008	2,229,616	$3.87	3.2	1.9

The weighted average grant-date fair value of options granted during the three and six months ended July 31, 2008 was $1.26 and $1.27 per share, respectively and during the same periods in 2008 was $2.32 and $2.33 per share, respectively. The total intrinsic value of options exercised during the three and six months ended July 31, 2008 was approximately $10,000 and $29,000, respectively and during the same periods in 2008 was approximately $163,000 and $2.1 million, respectively.

A summary of the status of our non-vested stock options under our shareholder-approved stock option plan as of July 31, 2008 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Grant-Date Fair Value per Share
Balance at April 30, 2008	2,284,596	$1.77
Granted	1,141,531	$1.26
Forfeited	(133,300)	$2.08
Vested	(138,641)	$1.52
Balance at July 31, 2008	3,154,186	$1.57

Deferred Share Unit Plan

Our board of directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (“DSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors (currently $100,000), then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place. As at July 31, 2008, the total DSUs held by participating directors was 44,261, representing an aggregate accrued liability of approximately $153,000.

Restricted Share Unit Plan

Our board of directors adopted a restricted share unit plan effective as of May 23, 2007 pursuant to which certain of its employees and outside directors are eligible to receive grants of restricted share units (“RSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The RSUs generally become vested based on continued employment and have annual vesting over three- to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31 of the calendar year of a vesting date. As at July 31, 2008, there were 665,737 RSUs granted and outstanding of which none were vested. We have recognized the compensation cost of the RSUs ratably over their service/vesting period and have recorded an aggregate accrued liability at July 31, 2008 of approximately $232,000.

Note 11 – Income Taxes

Our effective tax rates were 30.4% and 6.2% for the three months ended July 31, 2008 and July 31, 2007, respectively. The increase in our effective tax rate as compared with the prior year was primarily due to the utilization of deferred tax assets that had a full valuation allowance as at July 31, 2007 and additional foreign withholding tax expenses resulting from interest payments to certain of our wholly-owned subsidiaries. The utilization of deferred tax assets increased the 2009 effective tax rate by 25.2% and the foreign withholding taxes increased the 2009 effective tax rate by 5.3%.

We expect that our unrecognized tax benefits will increase within the next 12 months due to uncertain tax positions expected to be taken, although at this time a reasonable estimate of the possible increase cannot be made. Of the $4.9 million of unrecognized tax benefits at July 31, 2008, approximately $1.1 million would impact the effective tax rate if recognized.

Note 12 – Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing logistics technology solutions. The following tables provide our segmented revenue information by geographic area of operation and revenue type:

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007
Revenues
Canada	2,365	2,112	4,641	3,913
Americas, excluding Canada	10,031	8,879	19,409	17,057
Europe, Middle East and Africa (“EMEA”)	4,355	2,763	8,537	5,771
Asia Pacific	359	509	812	810
	17,110	14,263	33,399	27,551

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007
Revenues
Services	16,016	13,457	30,884	25,629
License	1,094	806	2,515	1,922
	17,110	14,263	33,399	27,551

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic area of operation for our long-lived assets. Long-lived assets represent capital assets that are attributed to individual geographic segments.

	July 31,	January 31,
	2008	2008
Total long-lived assets
Canada	4,530	5,050
Americas, excluding Canada	1,122	1,097
EMEA	478	524
Asia Pacific	12	51
	6,142	6,722

Note 13 – Commitments and Contingencies

Commitments

To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating lease obligations	1.9	1.4	0.6	0.6	4.5

Operating Lease Obligations

We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2016. The future minimum amounts payable under these lease agreements are described in the chart above.

Other Obligations

We have a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $4.9 million. At this time, we are unable to make reasonably reliable estimates of the period of settlement with the respective taxing authority due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authority.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements

In connection with the March 6, 2007 acquisition of certain assets of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc., an additional $0.85 million in cash may be payable over the 2.5 year period after closing dependent on the financial performance of the acquired assets. $0.3 million of that additional purchase price was paid in the first half of 2009, and up to $0.4 million remains eligible to be earned by the previous owners.

In respect of our August 17, 2007 acquisition of 100% of the outstanding shares of GF-X, up to $5.2 million in cash was potentially payable if certain performance targets, primarily relating to revenues, were met by GF-X over the four years subsequent to the date of acquisition. No amount was payable in respect of the first year post-acquisition. Up to $3.9 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the three-year period ending August 17, 2011.

In respect of our December 20, 2007 acquisition of 100% of the outstanding shares of RouteView, an additional $0.5 million in cash may be payable if certain sales targets are met by RouteView during the one-year period following the date of that acquisition.

CORPORATE INFORMATION

Stock Exchange Information

Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents

Computershare Investor Services Inc.

100 University Avenue

Toronto, Ontario M5J 2Y1

North America: (800) 663-9097

International: (416) 263-9200

Computershare Trust Company

12039 West Alameda Parkway

Suite Z-2 Lakewood, Colorado

80228 USA

International: (303) 262-0600

Independent Registered Chartered Accountants

Deloitte & Touche LLP

4210 King Street East

Kitchener, Ontario N2P 2G5

(416) 643-8450

Investor Inquiries

Investor Relations

The Descartes Systems Group Inc.

120 Randall Drive

Waterloo, Ontario N2V 1C6

(519) 746-8110 ext. 2358

(800) 419-8495

E-mail: investor@descartes.com

www.descartes.com